UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Anika Therapeutics, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

035255108

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 035255108

1.	Names of Reporting Persons Charles H. Sherwood

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 624,250

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 624,250

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 624,250

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.6%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer: Anika Therapeutics, Inc. (the “Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices: 32 Wiggins Ave., Bedford, MA 01730

Item 2.
	(a)	Name of Person Filing: Charles H. Sherwood
	(b)	Address of Principal Business Office or, if none, Residence: c/o Anika Therapeutics, Inc. 32 Wiggins Ave. Bedford, MA 01730
	(c)	Citizenship: United States of America
	(d)	Title of Class of Securities: Common Stock (the “Common Stock”)
	(e)	CUSIP Number: 035255108

Item 3.	Not Applicable

Item 4.	Ownership
	(a)	Amount beneficially owned: 624,250
	(b)	Percent of class: 5.6%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 624,250
		(ii)	Shared power to vote or to direct the vote 0
		(iii)	Sole power to dispose or to direct the disposition of 624,250
		(iv)	Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification
Not applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2008
Date
/s/ Charles H. Sherwood
Signature
Charles H. Sherwood/President and Chief Executive Officer
Name/Title